

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

January 4, 2007

VIA FACSIMILE (212) 450-3800 and U.S. Mail
John D. Amorosi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

> Re: CVS Corporation
>   Form S-4 filed December 19, 2006

Dear Mr. Amorosi:

   We have reviewed your above-referenced filing and have the following comments.

Opinions of Financial Advisors

1. Please amend your filing to disclose when each financial advisor was engaged by CVS or Caremark, as appropriate, and expand your discussion regarding any prior relationships between each advisor and CVS or Caremark.

2. We note that management projections were the basis of analyses provided by the financial advisors. Please amend your filing to disclose the financial projections provided.

3. Amend your disclosure to provide the multiple ranges and implied valuations used and derived in connection with the various analyses, including, but not limited to, peer group/comparable trading analysis and precedent/comparable transaction analysis. Further, we note that the financial advisors opinions do not disclose a view of the range of the value to be received in the proposed merger. Tell us in a supplemental response, with a view toward disclosure, the appropriate range of the value to be received in the proposed merger, as contemplated by the financial advisors.

4. We note that the financial advisors have used different parameters for their discounted cash flow analysis. For example, the section titled "Opinions of Financial Advisors to the CVS Board of Directors," beginning on page 46 of the S-4, and the section titled "Opinions of Financial Advisors to Caremark," beginning on page 66 of the S-4, review discounted cash flow analyzed over a five year period except for Evercore, which analyzed discounted cash flow over a three year period. Please revise your disclosure to explain why these various periods are appropriate parameters for the discounted cash

flow analyses.

5. Please amend the disclosure related to Caremark's financial advisors, UBS and
    JPMorgan, to provide the implied valuation ranges derived in connection with their
    discounted cash flow analyses. We note that currently the disclosure provides only the
    derived exchange ratios.

Risk Factors, page 25

6. We note that under your first risk factor, regarding the fixed exchange ratio, you state that
    the merger may not be completed until a significant period of time has passed after the
    CVS and Caremark special meetings, during which time the market value of CVS
    common stock and Caremark common stock will fluctuate. Please tell us, in a
    supplemental response, what if anything you anticipate could further delay the
    companies' special meetings and the proposed merger.

7. Tell us, in a supplemental response, of any risks regarding firewall and other business
    limiting arrangements that may have to be put in place after the consummation of the
    proposed merger to mitigate potential violations of U.S. and state competition laws as
    well as potential channel conflicts, if any.

The Merger, page 37
Background of the Merger

8. Please amend your disclosure to discuss the process by which the board of directors of
    Caremark evaluated and agreed to the provisions to (a) submit the merger agreement and
    the merger to the Caremark security holders for consideration at the special meeting
    notwithstanding the existence of a superior alternative transaction and the Caremark
    board of directors' recommendation of such alternative transaction, and (b) the
    restrictions on Caremark's ability to solicit proposals for alternative transactions
    involving Caremark, as discussed on pages 65 and 95.

9. Tell us, in a supplemental response whether you believe that these provisions discussed in
    the preceding comment materially affect the overall economic and business terms of the
    proposed merger, or whether any of the provisions have any other material effect, and
    whether or not you have given any consideration to including a summary of the same in
    your questions and answers section at the beginning of the document.

10. We note that on page 38 you briefly mention that each CVS and Caremark individually
    explored and discussed several strategic alternatives to the proposed merger and that on
    August 30, 2006 and September 13, 2006 Mr. Ryan, chairman, president and chief
    executive officer of CVS, met with representatives of other pharmacy benefit
    management companies to discuss possibilities of a business combination. We note that

the Wall Street Journal article, dated November 8, 2006, titled "Medco Sought Caremark before CVS Signed Merger Pact," indicates that Medco sought to enter into a business combination with Caremark prior to execution of the CVS merger agreement. The S-4, however, does not provide any detail regarding the alternative transaction candidates explored by each CVS and Caremark, the nature of the discussions CVS and Caremark had with alternative transaction candidates or the consideration given to these alternatives available to Caremark prior to agreeing to the CVS merger agreement after August 2006. Please amend your discussion to provide disclosure on this information, where material, and the board process in the evaluation of strategic alternatives when concluding that the proposed merger was in the best interests of the securityholders.

Cost Savings, page 44

11. We note your disclosure here and elsewhere that CVS and Caremark expect synergies of approximately $400 million. However, it appears that none of Evercore, Lehman, UBS or JP Morgan disclose the 2007 and 2008 fiscal year synergy assumptions used in connection with their respective pro forma analyses. Please tell us whether these analyses by the financial advisors were consistent with these transaction synergies discussed by the companies.

12. Throughout the S-4, including on pages 38, 67 and 72, CVS and Caremark indicate that a third party consultant was engaged to perform a synergies analysis. It is unclear if the $400 million in estimated synergies referred to on pages 44 and 63 of the disclosure is derived from the third party consultant's analysis or internal analyses performed by CVS and Caremark. Please clarify. Further, if this figure was taken from the third party consultant's analysis and such analysis is being relied on, tell us whether you have obtained the required consents to rely on this figure, and whether or not such consent is required under Rule 436 under the Securities Act. Additionally, securityholders should be given the opportunity to review this analysis to evaluate how the $400 million figure was derived.

Regulatory and Other Approvals Required for the Merger, page 87

13. We note that you disclose regulatory approvals required for the transaction associated with the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Please tell us whether there are any other regulatory approvals required for the transaction. For example, in a supplemental response, tell us whether CVS' proposed indirect acquisition of SilverScript Insurance Company, a Tennessee corporation and Caremark subsidiary that provides drug benefits to eligible beneficiaries under the federal government's Medicare Part D program, requires approval by the Tennessee Department of Commerce and Insurance. If so, please tell us what would be required for such approval, including the general process, timing, hearings, etc. Further, tell us whether you believe that any such approval may be considered an insurance regulatory risk that should be disclosed in the risk factors

section.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please amend your proxy statement to promptly comply with our comments. If you do not agree with a comment, then tell us why in your response.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers
and Acquisitions